

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2014

<u>Via E-mail</u>
His Excellency Ebrahim Rasool
Ambassador of the Republic of South Africa
Embassy of the Republic of South Africa
3051 Massachusetts Avenue, NW
Washington, DC 20008

>   **Re: Republic of South Africa**
>   **Registration Statement under Schedule B**
>   **Filed December 13, 2013**
>   **File No. 333-192814**
>
>   **Form 18-K for Fiscal Year Ended March 31, 2013**
>   **Filed December 2, 2013**
>   **File No. 033-85866**

Dear Mr. Ambassador:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your documents and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

Incorporation of Certain Documents by Reference, page 3

1. Please include the Republic of South Africa's SEC file number, and provide a telephone number that investors may use to orally request the Republic's incorporated documents.

Currency Transfer Guarantee, page 5

2. Please provide an analysis regarding whether the currency transfer guarantee should be registered under the Securities Act.

Form 18-K

General

3. To the extent possible, please update all disclosure to provide the most recent data.

Summary Information, page 4

4. Please include in the table the annual changes in consumer and producer prices.

Introduction, page 6

5. Please balance the disclosure you have provided with a discussion of the current account deficit, recent strikes in several industries, high unemployment levels, power shortages, falling commodity prices and low levels of consumer confidence.

6. On page 7, you state that the IMF determined that the Republic's debt-to-GDP ratio remains sustainable. Please balance this disclosure with a discussion of the risks raised in the Article IV consultation.

Map of the Republic of South Africa, page 8

7. Please include a map that illustrates South Africa's location with respect to neighboring countries.

Land Reform, page 16

8. Please disclose the total amount of hectares that the Republic expects to redistribute to meet the 30% goal.

Other Mining Industry Initiatives and Legislation, page 19

9. Please briefly discuss the material provisions of the draft framework for a sustainable mining industry.

The South African Economy, page 32

10. Please provide five years of unemployment data with a breakdown by age range and any other categories the Republic deems relevant.

Transnet SOC Limited (Transnet), page 114

11. Please balance the EBITDA disclosure you have provided with net income or loss. Also provide financial information for SANRAL on page 117.

Closing Comment

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please direct any questions about these comments to me at (202) 551-3238.

        Sincerely,

        /s/ Ellie Bavaria

        Ellie Bavaria
        Special Counsel

cc: Sachin Davé, Esq.
       Allen & Overy LLP